Exhibit 17.1

March 9, 2021

Velodyne Lidar, Inc.

5521 Hellyer Avenue

San Jose, CA 95138

Attn: Board of Directors

Dear Velodyne Lidar Board of Directors (the “Board”):

I am writing to you today to directly refute the statements regarding my resignation from the Board included in Velodyne Lidar’s (the “Company”) recent Form 8-K filing. These statements do not accurately depict why I resigned and instead focus on the Company’s decision to publicly censure Marta Hall and I based on unfounded claims which we strongly refute.

To be completely clear: I chose to resign from the Board because I had numerous concerns about the strategic direction and current leadership of Velodyne Lidar.

As the founder and former Chief Executive Officer of Velodyne Lidar, I oversaw years of growth and success that ultimately laid the groundwork for the Company to go public via a merger with a special purpose acquisition company (“SPAC”) in 2020. Despite serving as the Executive Chairman of the Board following Velodyne Lidar’s successful SPAC merger, it became quickly apparent to me that Jim Graf and Michael Dee – joint founders of the SPAC – wanted to curtail my involvement in the quality and selection of products being developed, the contracts negotiated and integrity of the Company’s business moving forward. These actions, in my view, emboldened Chief Executive Officer Anand Gopalan to disregard my views.

I firmly believe that the Board has fostered an anti-stockholder culture and that Velodyne Lidar’s corporate governance is broken. Perhaps most unsettling was the Board’s decision to rubberstamp an increased compensation package for Mr. Gopalan despite the Company releasing weak Q4 2020 earnings and missing year end forecasts.

The Board also recently attempted to manipulate the Company’s corporate machinery by transitioning Christopher Thomas from a Class I director to a Class II director in an apparent move to avoid having him stand for re-election against my nomination of Eric Singer, a highly-qualified director candidate with significant public board experience.

As a whole, I believe the status quo in Velodyne Lidar’s boardroom is unacceptable. The Board lacks prior public company experience, seems to prioritize its own self-interests over stockholders and has overseen the destruction of significant stockholder value.

It was in light of these serious concerns – as well as the Board’s complete disregard for my decades of experience and input – that made me come to the difficult decision of submitting my resignation last week. Unfortunately, the Board as currently constituted appears to have no respect for the principles, values and culture that I spent years building at Velodyne Lidar. My wife, Marta Hall, will remain on the Board and continue to perform her fiduciary duties to best serve all Velodyne Lidar stockholders.

Sincerely,

David Hall

Founder of Velodyne Lidar, Inc.